UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MOMENTA PHARMACEUTICALS, INC.

(Name of Subject Company)

VIGOR SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

JOHNSON & JOHNSON

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

60877T100

(CUSIP Number of Class of Securities)

Eric Jung

Johnson & Johnson

One Johnson & Johnson Plaza

New Brunswick, NJ 08933

(732) 524-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Robert I. Townsend, III

Damien R. Zoubek

Jenny Hochenberg

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$6,648,724,897.50*	$863,004.49**

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (a) 119,029,280 outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Momenta Pharmaceuticals, Inc. (“Momenta”) multiplied by $52.50, the offer price per Share (the “Offer Price”), (b) 5,783,559 Shares issuable pursuant to outstanding stock options multiplied by the Offer Price, (c) 1,821,310 Shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the Offer Price and (d) 8,230 Shares estimated to be subject to issuance pursuant to Momenta’s 2004 Employee Stock Purchase Plan multiplied by the Offer Price. The calculation of the filing fee is based on information provided by Momenta as of August 21, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, by multiplying the transaction valuation by 0.0001298.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Vigor Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Johnson & Johnson”), for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Momenta Pharmaceuticals, Inc., a Delaware corporation (“Momenta”), at a price of $52.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of September 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.

All of the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Momenta Pharmaceuticals, Inc., a Delaware corporation. Momenta’s principal executive offices are located at 301 Binney Street, Cambridge, MA 02142. Momenta’s telephone number at such address is (617) 491-9700. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Momenta” is incorporated herein by reference.

(b) This Schedule TO relates to all outstanding Shares. Momenta has advised Johnson & Johnson that, as of the close of business on August 21, 2020, 119,029,280 Shares were outstanding, 5,783,559 Shares were issuable pursuant to outstanding stock options and 1,821,310 Shares were subject to issuance upon settlement of outstanding restricted stock units, as described in further detail in the Offer to Purchase. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by Johnson & Johnson, a New Jersey corporation, and Vigor Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Johnson & Johnson and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)-(b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Certain Information Concerning Johnson & Johnson and Purchaser”, “Background of the Offer; Past Contacts or Negotiations with Momenta”, “The Transaction Agreements” and “Purpose of the Offer; Plans for Momenta” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction” and “Purpose of the Offer; Plans for Momenta” is incorporated herein by reference.

(c) (1)-(7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “The Transaction Agreements”, “Background of the Offer; Past Contacts or Negotiations with Momenta”, “The Transaction Agreements”, “Purpose of the Offer; Plans for Momenta”, “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b), (d) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Johnson & Johnson and Purchaser”, “Purpose of the Offer; Plans for Momenta” and “The Transaction Agreements” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Johnson & Johnson and Purchaser”, “Background of the Offer; Past Contacts or Negotiations with Momenta”, “The Transaction Agreements” and “Purpose of the Offer; Plans for Momenta” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Purpose of the Offer; Plans for Momenta”, “Conditions to the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Conditions to the Offer”, “The Transaction Agreements” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated as of September 2, 2020.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement, as published in The Wall Street Journal on September 2, 2020.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated August 19, 2020, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Johnson & Johnson with the U.S. Securities and Exchange Commission (the “SEC”) on August 19, 2020.

(a)(5)(B)	Investor Presentation, dated August 19, 2020, incorporated herein by reference to Exhibit 99.2 of the Schedule TO-C filed by Johnson & Johnson with the SEC on August 19, 2020.

(a)(5)(C)	Social media posts made on August 19, 2020, incorporated herein by reference to Exhibit 99.3 of the Schedule TO-C filed by Johnson & Johnson with the SEC on August 19, 2020.

(a)(5)(D)	Presentation at Momenta Pharmaceuticals, Inc. Employee Meeting on August 20, 2020, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Johnson & Johnson with the SEC on August 20, 2020.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 19, 2020, by and among Johnson & Johnson, Vigor Sub, Inc. and Momenta Pharmaceuticals, Inc., incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Momenta Pharmaceuticals, Inc. with the SEC on August 19, 2020.

(d)(2)	Confidentiality Agreement, dated as of July 1, 2020, between Janssen Global Services, LLC and Momenta Pharmaceuticals, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON

By	/s/ Eric Jung
	Name:	Eric Jung
	Title:	Assistant Secretary
	Date:	September 2, 2020

VIGOR SUB, INC.

By	/s/ Susan Hohenleitner
	Name:	Susan Hohenleitner
	Title:	President and Chief Executive Officer
	Date:	September 2, 2020